FORM 40 APP

As filed with the Securities and Exchange Commission on January 10, 2013

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

No. 814-

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

TRITION PACIFIC INVESTMENT CORPORATION, INC., TRITON PACIFIC CAPTITAL PARTNERS, LLC, TRITON PACIFIC GROUP, INC., TRITON PACIFIC ADVISER, LLC, TRITON PACIFIC INCOME & GROWTH FUND IV, LP, TRITON PACIFIC PLATINUM FUND IV, LP, AND TPCP FUND MANAGER, IV, LLC

10877 Wilshire Blvd.

12th Floor Los Angeles CA 90024

(310) 943-4990

All Communications, Notices and Orders to:

Michael Carroll

Triton Pacific Investment Corporation, Inc.

10877 Wilshire Blvd. 12th Floor Los Angeles CA 90024

(310) 943-4990

Copies to:

Benkai Bouey

Attorney at Law

26530 Rolling Vista Drive Lomita CA 90717

(310) 265-4500

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UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

 In the Matter of:

TRITION PACIFIC INVESTMENT CORPORATION, INC., TRITON PACIFIC CAPTITAL PARTNERS, LLC, TRITON PACIFIC GROUP, INC., TRITON PACIFIC ADVISER, LLC TRITON PACIFIC INCOME & GROWTH FUND IV, LP, TRITON PACIFIC PLATINUM FUND IV, LP, AND TPCP FUND MANAGER, IV, LLC

10877 Wilshire Blvd.
12th Floor
Los Angeles CA 90024
(310) 943-4990

File No. 814-
Investment Company Act of 1940

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the “Act”)1;and Rule 17d-1 promulgated under the Act 2,permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4):

•   Triton Pacific Investment Corporation, Inc. (“TPIC”),

•   Triton Pacific Capital Partners, LLC (“TPCP”) is a financial sponsor of private investment companies.

•   Triton Pacific Group, Inc. (“TPG”) is the holding company for TPCP and other affiliated companies

•   Triton Pacific Adviser, LLC, (“TPA”) is TPIC’s investment adviser.

•   Triton Pacific Income & Growth Fund IV, LP (“Fund IV”), Triton Pacific Platinum Fund IV, LP (“Platinum IV”), collectively the “Existing Affiliated Funds”.

•   TPCP Fund Manager, IV, LLC, (the “Fund Manager”) and together with any future general partner or managing member of an Affiliated Fund (as defined below) controlling, controlled by, or under common control with, the Fund Managers that manage Future Affiliated Funds (as defined below) (the “Triton Managers”)3.

In this Form 40APP:

  •   The term “Affiliated BDC” means TPIC or any future BDC controlling controlled by, or under common control with TPG, TPCP, or TPA.

  •   The term “Affiliated Advisers” means TPA and any future investment advisers to a BDC or Affiliated Fund (as defined below) controlling, controlled by or under common control with TPA or its affiliates.

1Unless otherwise indicated, all section references herein are to the Act.

2Unless otherwise indicated, all rule references herein are to rules under the Act.

3Triton Managers are current and future general partners and managing members created to act as the general partner or managing member of current or future private funds established in the form of limited liability companies or limited partnerships, by TPG, TPCP, TPA or any other affiliated entity (the “Affiliated Funds”). The Triton Managers will be wholly-owned by and directly controlled by affiliates of TPG, TPCP and TPA.

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  •   The term “Affiliated Funds” means the Existing Affiliated Funds and the Future Affiliated Funds.

  •   The term “Applicants” refers to the Affiliated BDCs, TPG, TPCP, the Affiliated Advisers, Triton Managers and Affiliated Funds.

  •   The term “Board” means the TPIC Board or any board of directors of any Regulated Entity, as the context requires.

  •   The term “Co-Investment Transaction” means any transaction in which a Regulated Entity participated (a) together with one or more other Regulated Entities and/or (b) together with one or more Affiliated Funds in reliance on the Amended Order or the Prior Order.

  •   The term “Future Affiliated Funds” means any future entities managed by a Triton Manager or advised by an Affiliated Adviser that is not a Regulated Entity.

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  •   The term “Independent Directors” means the TPIC Independent Directors (as defined below) or the directors of any Regulated Entity, who are not interested persons with the meaning of Section 2(a)(19) of the Act as the context requires.

  •   The term “Participating Funds” means Affiliated Funds that have the capacity to, and elect to, co-invest with the Regulated Entities.

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  •   The term “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Entity could not participate together with another Regulated Entity and/or together with one or more Affiliated Funds without obtaining and relying on the Order.

  •   The term “Regulated Entity” means any of:

  (i) An Affiliated BDC;

  (ii) any downstream affiliate of an Affiliated BDC (including any wholly owned subsidiaries of the Affiliated BDC) (each, a "Subsidiary")6; and

  (iii) any other investment fund to which an Affiliated BDC (or any entity directly or indirectly controlled by an Affiliated BDC within the meaning of Section 2(a)(9)) may provided investment management services in the future.

The relief requested in this application for an Order (the “Application”) would allow: (a) one or more Regulated Entities, on the one hand, and one or more Affiliated Funds, on the other hand, to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) when such participation would otherwise be prohibited by Section 57; and

4Any Future Affiliated Fund will be an entity exempt from registration as provided by Section 3(c)(1) or 3(c)(7).

5 For the avoidance of doubt, a Co-Investment Transaction could include a Regulated Entity co-investing with other Regulated Entities, and/or with Affiliated Funds. For example, an Affiliated BDC and an Affiliated Fund would be able to co-invest with each other in reliance on the requested relief. In the event that an Affiliated BDC and an Affiliated Fund were to participate in a Co-Investment Transaction, then the conditions contained in this Application would apply to each of the Affiliated BDCs and the Affiliated Funds.

6All Subsidiaries are covered by Rule 57b-1 with respect to their respective parents and no relief is required for a Subsidiary to co-invest with its parent BDC or another Subsidiary of its BDC parent. For purposes of the Application, when a Subsidiary is included in a Co-Investment Transaction, the conditions contained in this Application apply to the Subsidiary as an entity protected by Section 57(o) because it is controlled by a BDC. If a Subsidiary does not have a Board, references to the Subsidiary's Board or Independent Directors refer to the parent BDC's Board and Independent Directors, which will make the required approvals on behalf of the Subsidiary.

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(b) a Regulated Entity, on one hand, and one or more Regulated Entities, on the other hand, to participate in the same investment opportunities through the Co-Investment Program when such participation otherwise would be prohibited under Section 57.

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All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the Application.

I. APPLICANTS

A. Triton Pacific Investment Corporation, Inc.

TPIC is an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC.8 TPIC filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its initial public offering, which became effective on September 4, 2012. In addition, TPIC has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. TPIC’s principal place of business is 10877 Wilshire Blvd. 12th Floor, Los Angeles, CA 90024.

Our investment objective is to maximize our portfolio's total return by generating current income from our debt investments and long term capital appreciation from our equity investments. We will seek to meet our investment objectives by:

· Focusing primarily on debt and equity investments in small and mid-sized private U.S. companies, which we define as companies with annual revenue of from $10 million to $ 250 million at the time of investment;

· Leveraging the experience and expertise of our Adviser and its affiliates in sourcing, evaluating and structuring transactions;

· Employing disciplined underwriting policies and rigorous portfolio management;

· Developing our equity portfolio through our Adviser’s Value Enhancement Program, more fully discussed below in “Investment Objectives and Policies – Investment Process”; and

· Maintaining a well balanced portfolio.

We intend to be active in both debt and equity investing. We will seek to provide current income to our investors through our debt investments while seeking to enhance our investors’ overall returns through long term capital appreciation of our equity investments. We will be opportunistic in our investment approach, allocating our investments between debt and equity, depending on: · Investment opportunities

· Market conditions

· The risk—reward profiles of the companies we evaluate and our Adviser’s determination as to the best possible investment in each company’s capital structure or “Capital Stack”, as pictured below.

TPIC’s business and affairs are managed under the direction of TPIC’s board of directors (the “TPIC Board”). The TPIC Board currently consists of five members, three of whom are not “interested persons” of TPIC as defined in Section 2(a)(19) of the Act (the “TPIC Independent Directors”). The TPIC Board delegates daily management and investment authority to TPA pursuant to an investment management agreement (the “Investment Management Agreement”). TPIC has further signed an administration (the “Administration Agreement”) to serve as TPIC’s administrator managing all the books and records of TPIC. Craig Faggen, who holds common control of TPG, TPCP and TPA, serves as TPIC’s Chief Executive Officer. None of the Principals will benefit directly or indirectly from any Co-Investment Transaction, other than by virtue of the ownership of securities of TPIC and the Affiliated Investment Advisers, and none will participate individually in any Co-Investment Transaction.

7A Regulated Entity may make additional investments in securities of issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”).

8 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

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B. TPCP, LLC

TPCP was organized as a limited liability company under the laws of the state of California on February 28, 1996. TPCP has acted as a sponsor of multiple private funds with the same investment objective and strategies as TPIC, as summarized above.

TPCP has entered into a management agreement with TPA whereby TPA will act as the adviser to TPCP’s Existing Affiliated Funds.

C. The Affiliated BDC Adviser, the Affiliated Investment Adviser and Triton Managers

Triton Pacific Adviser. TPA, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), as amended, serves as the investment adviser to TPIC pursuant to the Investment Adviser Agreement (the “Adviser Agreement”) and the Existing Affiliated Funds, pursuant to an investment management agreement (the “Management Agreement”). TPA manages the day-to-day operations of, and provides investment advisory and management services to, TPIC (subject to the overall supervision of the Board) and the Existing Affiliated Funds. Under the terms of the Adviser Agreement and Management Agreement, TPA: (i) determines the composition of the portfolios of TPIC and the Existing Affiliated Funds, the nature and timing of the changes to such portfolios and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments that TPIC and the Existing Affiliated Funds make (including performing due diligence on prospective portfolio companies); (iii) closes and monitors the investments TPIC and the Existing Affiliated Funds make; and (iv) determines the securities and other assets that TPIC and the Existing Affiliated Funds purchase, retain or sell. TPA’s services under the Adviser Agreement and the Management Agreement are not exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to TPIC and the Existing Affiliated Funds.

D. Existing Affiliated Funds

Triton Pacific Income & Growth Fund IV, LP. Triton Pacific Income & Growth Fund IV, LP is a Delaware limited partnership and a parallel fund with Triton Pacific Platinum Fund IV, LP. Triton Pacific Income & Growth Fund IV, LP has an A share and a B share. The A shares provide current income and has a preference on the repayment of principal but is capped as to its participation in the capital returns of the Company. The B shares are subordinated in the receipt of current income but obtain a larger portion of any capital returns. TPCP Fund Manager IV, LLC, a Delaware limited liability company, is the general partner of Triton Pacific Income & Growth Fund IV, LP and TPA is the investment adviser. TPCP Fund Manager IV, LLC is responsible for managing the business of Triton Pacific Income & Growth Fund IV, LP.

The investment strategy of Triton Pacific Income & Growth Fund IV, LP is to generate current income and capital appreciation by investing in small and mid-sized private U.S. companies. The investment strategy of Triton Pacific Income & Growth Fund IV, LP is similar to TPIC’s respective investment strategy.

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Triton Pacific Platinum Fund IV, LP. Triton Pacific Platinum Fund IV, LP is a Delaware limited liability company and a parallel fund with Triton Pacific Income & Growth Fund IV, LP. Triton Pacific Platinum Fund IV, LP has an A share and a B share. The A shares provide current income and has a preference on the repayment of principal but is capped as to its participation in the capital returns of the Company. The B shares are subordinated in the receipt of current income but obtain a larger portion of any capital returns. TPCP Fund Manager IV, LLC, a Delaware limited liability company, is the general partner of Triton Pacific Platinum Fund IV, LP and TPA is the investment adviser. TPCP Fund Manager, LLC is responsible for managing the business of Triton Pacific Platinum Fund IV, LP.

The investment strategy of Triton Pacific Platinum Fund IV, LP is to generate current income and capital appreciation by investing in small and mid-sized private U.S. companies. The investment strategy of Triton Pacific Platinum Fund IV, LP is similar to TPIC’s respective investment strategy.

Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1) or 3(c)(7).

Any of the Affiliated Funds could be deemed to be persons identified in Section 57(b) with respect to a Regulated Entity to the extent that the Affiliated Funds may be deemed to be affiliated persons of the Affiliated BDC Advisers within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Regulated Entities. The Affiliated Funds and the Regulated Entities are under common control.

II. RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A. Co-Investment in Portfolio Companies by the Regulated Entities and the Affiliated Funds

It is anticipated that the Regulated Entities will co-invest in portfolio companies with one or more Affiliated Funds advised by the Investment Adviser and/or one or more Regulated Entities.9

The Adviser and the Regulated Entities believe that determining the allocation of a co-investment opportunity based on a pro rata share of the capital available for investment by the applicable Regulated Entities and the Affiliated Funds provides for the equitable allocation of co-investments and takes into account the current capacity of such Regulated Entities and Affiliated Funds to make the type of investment presented by the co-investment opportunity.

1. Reasons for Co-Investing

It is anticipated that co-investment in portfolio companies by the Regulated Entities and the Affiliated Funds should increase the number of favorable investment opportunities for the Regulated Entities. The Co-Investment Program will be implemented if it is approved by a Required Majority (as defined below) of the applicable Regulated Entity.

The Adviser expects that co-investment by the Regulated Entities and the Affiliated Funds, or among the Regulated Entities themselves, will provide the Regulated Entities with the ability to achieve greater diversification and, together with the Affiliated Funds, the opportunity to exercise greater influence on the portfolio companies in which the Regulated Entities and the Participating Funds co-invest.

A BDC that makes investments of the type contemplated by the Regulated Entities typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as the Regulated Entities, which seek certain favorable tax treatment under Subchapter M of the Code.10 In view of the foregoing, when the Adviser identifies investment opportunities it is to the benefit of TPIC, the Regulated Entities and the Affiliated Entities to have the opportunity to co-invest in such investment.

9By way of example, TPIC may co-invest with Triton Pacific Platinum Fund IV, LP, with or without co-investment by one or more other Affiliated Funds.

10See I.R.C. Section 851(b)(3).

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Without the opportunity for co-investment, each Regulated Entity, acting alone, might have to forego some investment opportunities if the respective Regulated Entity cannot provide all of the financing required by a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser as a result of the Regulated Entity’s inability to commit the entire amount of financing required by the portfolio company in a timely manner. By reducing the number of instances in which a Regulated Entity’s individual or aggregate investment limits require the Adviser to arrange a syndicated financing with unaffiliated entities, the Regulated Entities likely will be required to forego fewer attractive investment opportunities. With the assets of the Affiliated Funds along with the assets of the other Regulated Entities available for co-investment, there should be an increase in the number of opportunities accessible to each Regulated Entity.

The Adviser and the Board of each of the Regulated Entities believe that it would be desirable for the Regulated Entities to co-invest with the Affiliated Funds, and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Regulated Entities.

At least quarterly, the Board of each of the Regulated Entities will review the rationale for the Co-Investment Program and evaluate whether the program remains important to the Regulated Entities.

2. Mechanics of the Co-Investment Program

In selecting investments for the Regulated Entities, the Adviser will consider the investment objective, investment policies, investment position, capital available for investment, and other factors relevant to the Regulated Entities. Similarly, in selecting investments for the Affiliated Funds, the Investment Adviser will choose investments separately for each entity, considering, in each case, the investment objective, investment policies, investment position, capital available for investment, and other factors relevant to that particular investing entity. The Adviser expects that any portfolio company that is an appropriate investment for a Regulated Entity should also be an appropriate investment for one or more Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification.

Transactions under the Co-Investment Program may involve one of the following situations:

(a) one or more Regulated Entities, on the one hand, and one or more Affiliated Funds, on the other hand, participate in the same investment opportunities through a Co-Investment Program when such participation would otherwise be prohibited by Section 57; and

(b) a Regulated Entity, on the one hand, and one or more Regulated Entities, on the other hand, participate in the same investment opportunities through the Co-Investment Program when such participation otherwise would be prohibited under Section 57.11

The Adviser, as applicable, will present each transaction and the proposed allocation of each investment opportunity to the directors of the relevant Regulated Entity that are eligible to vote under Section 57(o) (the “Eligible Directors”). The “required majority,” as defined in Section 57(o) (“Required Majority”) of a Regulated Entity will approve each Co-Investment Transaction prior to any investment by the Regulated Entity.12 No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Regulated Entity.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application.

In particular, the Board of each Regulated Entity will either pre-approve that Regulated Entity’s use of pro rata dispositions and Follow-On Investments as a procedure (in which case such disposition or Follow-On Investments do not need to be submitted to the Regulated Entity’s Eligible Directors) or, if the Board does not so pre-approve the use of pro rata dispositions and Follow-On Investments as a procedure, then all dispositions and Follow-On Investments, including pro-rata dispositions and Follow-On Investments, will be submitted to the Regulated Entity’s Eligible Directors for approval. The Board of a Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Co-Investment Program stipulates that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the applicable Regulated Entity’s purchase be the same as those applicable to the purchase by the other Regulated Entities and/or Participating Funds.

Co-investment opportunities are to be allocated to the Regulated Entities either (a) consistent with the allocation policy of the Adviser, based on the size recommended by the Adviser based on such Regulated Entity’s available capital and the investment’s attributes (the “Recommended Amount”), or (b) if the size of the investment available is smaller than the sum of the Recommended Amounts for the Regulated Entities and the Participating Funds, pro rata based on the capital available for the type of investment by the applicable Regulated Entity and the Participating Funds. The amount of such Regulated Entity’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners, manager or adviser or imposed by applicable laws, rules, regulations or interpretations.

B. Applicable Law

1. Sections 57(a)(4) and 57(i), and Rule 17d-1

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

11Rule 57b-1 provides an exemption for downstream affiliates of BDCs to co-invest with their parents and with each other.

12When a Subsidiary lacks a board of directors (e.g., because it is organized as a limited partnership or limited liability company), the Required Majority refers to the Eligible Directors of the parent Affiliated BDC.

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2. Section 57(b) and Rule 57b-1

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person for those purposes.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

C. Need for Relief

The Co-Investment Transactions may be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Affiliated Funds and the other Regulated Entities fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder vis-à-vis each Regulated Entity.

The Regulated Entities and the Affiliated Funds are all deemed to be affiliated persons within the meaning of Section 2(a)(3) and with the Adviser.

D. Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 6(c) and 57(i) and Rule 17d-1, permitting (a) the Existing Affiliated Funds, and any Future Affiliated Funds, to participate with one or more Regulated Entities, including TPIC, in the Co-Investment Transactions, and (b) the Regulated Entities to participate in the Co-Investment Transactions with each other.

E. Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.13 Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012.14

13Gladstone Capital Corporation, et al. Investment Company Act Release Nos. 27120 (Oct. 25, 2005) (notice) and 27150 (Nov. 22, 2005) (order); see also In the Matter of Northwestern Mutual SEries Fund, INc. Mason Street Advisors, LLC, Investment Company Act Release Nos. 29967 (Feb. 27, 2012) (notice) and 30009 (Mar. 26, 2012) (order) and Gladstone Capital Corporation, et. al., Investment Company Act Release Nos. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012)(order).

14Ibid

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F. Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority of each Regulated Entity will approve each Co-Investment Transaction before the investment is made, and other protective conditions set forth in this Application will ensure that the Regulated Entities will be treated fairly. Each Regulated Entity would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. When a Regulated Entity is a wholly-owned subsidiary of an Affiliated BDC, the Required Majority of the Affiliated BDC will make such approval.

If the Adviser or any person controlling, controlled by, or under common control with the Adviser or the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Entity (the “Shares”), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42).

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Program, because the ability of the Adviser to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. The Independent Directors shall evaluate and approve any such voting trust or proxy adviser, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

The conditions to which the requested relief will be subject are designed to ensure that the Adviser would not be able to favor the Affiliated Funds over the Regulated Entities (or one Regulated Entity over another) through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for a Regulated Entity will also be an attractive investment opportunity for one or more other Regulated Entities and/or one or more Affiliated Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either one Regulated Entity or the Affiliated Funds as opportunities arise.

Applicants submit that the Regulated Entities’ participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants believe that the conditions will ensure that the Adviser would not be able to favor the Affiliated Funds over the Regulated Entities (or one Regulated Entity over another) through the allocation of investment opportunities among them because, as a guiding principle, the conditions permit a co-investment transaction only if the Eligible Directors have made a determination that the proposed investment would not benefit an affiliated person other than the fund participating in the transaction and then only to the extent strictly permitted by the conditions.

The foregoing analysis applies equally where a subsidiary is involved in a Co-Investment Transaction as that subsidiary will be treated as one company with its BDC parent for purposes of this application.

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G. Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. Each time the Adviser or any member of the Triton Pacific Group, Inc. considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Entity that falls within the then-current Objectives and Strategies of a Regulated Entity,15 the appropriate Adviser will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2.

(a) If the Adviser deems a Regulated Entity’s participation in any Potential Co-Investment Transaction to be appropriate for such Regulated Entity, it will then determine an appropriate level of investment for such Regulated Entity.

(b) If the aggregate amount recommended by the Adviser to be invested by the Regulated Entities in such Potential Co-Investment Transaction, together with the amount proposed to be invested by each Participating Fund, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on each participating party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Adviser will provide the respective Eligible Directors with information concerning each party’s available capital to assist the Eligible Directors with their review of such Regulated Entity’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Participating Fund and/or Regulated Entity, to the Eligible Directors of the each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with a Participating Fund and/or another Regulated Entity only if, prior to such Regulated Entity’s and the Participating Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i. the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders, and do not involve overreaching of the applicable Regulated Entity or its stockholders on the part of any person concerned;

ii. the transaction is consistent with (A) the interests of the Regulated Entity’s stockholders; and (B) the Regulated Entity’s then-current Objectives and Strategies;

iii. the investment by another Regulated Entity or one or more Participating Funds would not disadvantage the Regulated Entity, and participation by such Regulated Entity is not on a basis different from or less advantageous than that of any Participating Fund or other Regulated Entity; provided, that if any Participating Fund or other Regulated, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

a. the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any;

b. the Adviser agrees to, and does, provide periodic reports to the Board of the applicable Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

c. any fees or other compensation that any other Regulated Entity or any Participating Fund or any affiliated person of either receives in connection with the right of a Participating Fund or other Regulated Entity to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any Participating Funds (who may, in turn, share their portion with their affiliated persons) and the participating Regulated Entities in accordance with the amount of each party’s investment; and

iv. the proposed investment by the Regulated Entity will not benefit the Adviser, the Affiliated Funds or other Regulated Entities, or any affiliated person of any of them (other than the other parties to the Co-Investment Transaction), except (a) to the extent permitted by condition 13; (b) to the extent permitted by Sections 17(e) or 57(k), as applicable; (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

(d) When a Subsidiary lacks a board of directors, all actions to be taken by or with respect to a Required Majority of a Subsidiary shall refer to the Eligible Directors of the parent on behalf of the subsidiary, as if the company and the subsidiary operated as one company.

3. Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Adviser will present to the Board of each Regulated Entity, as applicable, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Affiliated Funds and other Regulated Entities during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies that were not made available to the respective Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

15"Objectives and Strategies” means the Regulated Entity’s investment objectives and strategies, as described in the Regulated Entity’s registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933, as amended (the “1933 Act”), or under the Securities Exchange Act of 1934, as amended, and the Regulated Entity’s reports to stockholders. In the case of a Subsidiary, the objectives and strategies would be disclosed in the parent Affiliated BDC’s Form N-2 or other such regulatory filings.

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5. Except for follow-on investments made pursuant to condition 8 below, a Regulated Entity will not invest in reliance on the Order in any portfolio company in which any other Regulated Entity, any Affiliated Fund, or any affiliated person of any other Regulated Entity or Affiliated Fund is an existing investor.

6. A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for such Regulated Entity as for the Participating Funds and/or other Regulated Entities. The grant to an Affiliated Fund or another Regulated Entity, but not such Regulated Entity, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.

(a) If any of the Participating Funds or other Regulated Entities elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Adviser will:

(i) notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Entity in any the disposition.

(b) Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any Participating Funds and any other Regulated Entities.

(c) A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if:

(i) the proposed participation of each Regulated Entity and the Participating Funds in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition;

(ii) the Board of the applicable Regulated Entity has approved as being in the best interests of the applicable Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and

(iii) the Board of the applicable Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to such Regulated Entity’s participation to the Eligible Directors, and such Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in such Regulated Entity’s best interests.

(d) Each Regulated Entity and each of the Participating Funds will bear its own expenses in connection with any such disposition.

8.

(a) If any Affiliated Fund desires to make a Follow-On Investment (i.e., an additional investment in the same entity, including through the exercise of warrants or other rights to purchase securities of the issuer) in a portfolio company whose securities were acquired by the Regulated Entity and any of the Affiliated Funds in a Co-Investment Transaction, the Adviser will:

(i) notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment.

(b) A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) the proposed participation of the Regulated Entity and the Participating Funds and/or other Regulated Entity in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and

(ii) the Board of the applicable Regulated Entity has approved as being in the best interests of such Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Adviser will provide its written recommendation as to such Regulated Entity’s participation to the Eligible Directors, and such Regulated Entity will participate in such follow-on investment solely to the extent that a Required Majority determines that it is in such Regulated Entity’s best interests.

(c) If, with respect to any follow-on investment: (i) the amount of the opportunity is not based on the Regulated Entities’ and the Participating Funds’ outstanding investments immediately preceding the follow-on investment; and (ii) the aggregate amount recommended by the Adviser to be invested by such Regulated Entity in such Co-Investment Transaction, together with the amount proposed to be invested by the Participating Funds and/or other Regulated Entity, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d) The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in the Application.

9. The Independent Directors of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Funds that the Regulated Entity considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Entity considered but declined to participate in, comply with the conditions of the order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Entities of participating in new and existing Co-Investment Transactions.

10. Each Regulated Entity will maintain the records required by Section 57(f)(3) as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act) of, any of the Affiliated Funds.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Adviser under its Adviser Agreement or Manager Agreement with the Regulated Entities and the Participating Funds, be shared by the applicable Regulated Entities and the Participating Funds in proportion to the relative amounts of their securities held or being acquired or disposed of, as the case may be.

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13. Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 57(k)(2) or 17(e)(2), as applicable) received in connection with a Co-Investment Transaction will be distributed to the applicable Regulated Entities and the Participating Funds on a pro rata basis based on the amounts each invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser or any other adviser that is part of Triton Pacific Group pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser or such other adviser, as the case may be, at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among each applicable Regulated Entity and each Participating Fund based on the amount each invests in such Co-Investment Transaction. None of the Participating Funds or any affiliated person of any of the Regulated Entities will receive additional compensation or remuneration of any kind (other than (a) in the case of the Regulated Entities and the Participating Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the investment advisory fees paid in accordance with TPIC and the Affiliated Funds’ governing agreements) as a result of or in connection with a Co-Investment Transaction.

14. If the Adviser or any person controlling, controlled by, or under common control with the Adviser or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting securities of TPIC (“Shares”), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42).

III. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Amended Order to:

Michael Carroll

Triton Pacific Investment Corporation

10877 Wilshire Blvd., 12th Floor

Los Angeles CA 90024

310.943.4990

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Amended Order to:

Benkai Bouey

Attorney At Law

26530 Rolling Vista Drive Lomita

CA 90717

310.265.4500

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B. Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that TPIC, by resolution duly adopted on October 11, 2012 have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act, for an amended order permitting certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application January 10, 2013.

TRITON PACIFIC INVESTMENT CORPORATION, Inc.

By:   /s/ Craig J. Faggen

Name: Craig J. Faggen

Title: Chairman and Chief Executive Officer

TRITON PACIFIC GROUP, Inc.

By:   /s/ Craig J. Faggen

Name: Craig J. Faggen

Title: President

Triton Pacific Capital Partners, LLC

By:   /s/ Craig J. Faggen

Name: Craig J. Faggen

Title: President

Triton Pacific Adviser, LLC

By:   /s/ Craig J. Faggen

Name: Craig J. Faggen

Title: President

TRITON PACIFIC INCOME & GROWTH FUND IV, LP, TRITON PACIFIC PLATINUM FUND IV, LP, AND TPCP FUND MANAGER, IV, LLC

By:   /s/ Craig J. Faggen

Name: Craig J. Faggen

Title: President

VERIFICATION The undersigned states that he has duly executed the foregoing Amendment No. 2 to the Application, dated as of the date first above written, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

TRITON PACIFIC INVESTMENT CORPORATION, Inc.

By:   /s/ Craig J. Faggen

Name: Craig J. Faggen

Title: Chairman and Chief Executive Officer

TRITON PACIFIC GROUP, Inc.

By:   /s/ Craig J. Faggen

Name: Craig J. Faggen

Title: President

Triton Pacific Capital Partners, LLC

By:   /s/ Craig J. Faggen

Name: Craig J. Faggen

Title: President

Triton Pacific Adviser, LLC

By:   /s/ Craig J. Faggen

Name: Craig J. Faggen

Title: President

TRITON PACIFIC INCOME & GROWTH FUND IV, LP, TRITON PACIFIC PLATINUM FUND IV, LP, AND TPCP FUND MANAGER, IV, LLC

By:   /s/ Craig J. Faggen

Name: Craig J. Faggen

Title: President